EXHIBIT (a)(1)

May 14, 2014

Re: Tender Offer from MacKenzie Capital Management, LP

Dear Signature REIT Stockholder:

You may have recently received or may receive in the near future a mailing from MacKenzie Capital Management, LP (“MCM”), which controls a number of entities that have initiated an offer to purchase your shares in Signature Office REIT, Inc. (“Signature REIT”) at a price of $15.00 per share (the “Offer”). You should be aware that Signature REIT is not in any way affiliated with MCM or any of the entities it controls.

The Board of Directors has evaluated the terms of MCM’s Offer and unanimously recommends that you reject the Offer and not tender your shares. We believe that the Offer is substantially below the current value of your shares.

The Board’s recommendation was reached after consulting with our management and our outside advisors. The enclosed document is a copy of a Schedule 14D-9, which we filed with the SEC in response to MCM’s tender offer. This Schedule 14D-9 provides additional information, including a description of the reasons for our recommendation against this tender offer. Please take time to read it before making your decision. As detailed in the Schedule 14D-9, among the reasons why we believe the Offer price substantially undervalues your shares are the following:

•
The bidders estimate that our shares are worth $16.54 per share. Their valuation methodology, which is described in their offer to purchase, is based on their estimate of our “annualized net operating income” from information provided in our 2013 annual report. However, our annualized operating results have improved in 2014 due to the expiration of operating expense reimbursement abatements for a major tenant. In addition, on January 1, 2014, we became self-managed. As a result, we no longer pay asset management fees, and this savings more than offsets the increased general and administrative expenses incurred as a self-managed company. Although, as discussed below, we have not estimated the value of our shares, had the bidders calculated annualized net operating income and our estimated share value using first-quarter 2014 data, we estimate that their valuation methodology would have yielded an estimated value per share of $21.32.

•	The bidder would enjoy an annual dividend yield of 10% (using the current annual distribution of $1.50 per share) at the $15.00 offer price.
Although using the bidders’ own valuation methodology with up-to-date inputs produces a much higher valuation than the bidders acknowledge, we do not endorse the bidders’ methodology. We believe the best way to value our shares is by engaging the services of a third-party appraisal firm. As we indicated in the prospectus for our initial public offering, we intend to engage such a firm later this year and to publish a valuation by December 10, 2014. This appraisal-based valuation will likely differ from the value that would be derived from the bidders’ methodology. Even without current third-party appraisals, however, we have sufficient information to determine that the Offer substantially understates the current value of our shares.
In short, now that we have suspended our share redemption program, the bidders are attempting to exploit the illiquidity of your shares by buying them at a substantial discount. We realize that some investors may be in a hardship situation, and may need to sell their shares in the short term. However, we believe that you will ultimately enjoy a much better return on your investment if you do not tender in the Offer. The decision is up to each stockholder. We encourage you to consult with your financial advisor.

PO Box 219536, Kansas City, MO 64121-9536 855-328-0109 www.signaturereit.com
EAST\76155068.13

We appreciate your investment in Signature REIT. Should you have any questions about this tender offer or other matters, please phone our client services number, toll free, (855)-328-0109 or contact us via e-mail at Shareholder.Services@signaturereit.com.

Sincerely,
Douglas P. Williams
Chief Operating Officer
Signature Office REIT, Inc.

This letter includes “forward-looking statements,” such as those relating to projected distribution yields, operating revenues, expense savings and long-term shareholder returns. Such statements are subject to a number of risks and uncertainties which may cause the Company’s actual results to be materially different from those expressed or implied by these forward-looking statements. Among the factors that may cause the Company’s results to vary are interest rate fluctuations, early lease terminations and the ability to re-lease space on favorable terms. The Company undertakes no obligation to publicly update any forward-looking statements. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2013.

3301-CRLTRI1311
EAST\76155068.13